January 23, 2026

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re: Request for Acceleration - Flora Growth Corp.

Registration Statement on Form S-3

Filed January 8, 2026

(File No. 333-292616)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Flora Growth Corp. (the "Company"), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-292616), and permit said Registration Statement to become effective at 4:00 p.m. (Eastern Time) on January 26, 2026, or as soon thereafter as practicable.

The Company hereby authorizes Nicholas Arruda, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact Nicholas Arruda of Dorsey & Whitney LLP at (416) 367-7377 with any questions with respect to this request.

Sincerely,

Flora Growth Corp.

By:	/s/ Dany Vaiman
Name:	Dany Vaiman
Title:	Chief Financial Officer